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                             September 22, 2022

       Chengcai Qu
       Chief Executive Officer
       Q&K INTERNATIONAL GROUP Ltd
       Suite 1607, Building A
       No.596 Middle Longhua Road
       Xuhui District, Shanghai, 200032
       People   s Republic of China

                                                        Re: Q&K INTERNATIONAL
GROUP Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-3
                                                            Filed August 26,
2022
                                                            File No. 333-258187

       Dear Mr. Qu:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 19, 2021 letter.

       Amendment No. 1 to Registration Statement on Form F-3

       Our Company
       Risks Related to Doing Business in the PRC, page 19

   1.                                                   Refer to prior comment
5. Please expand this summary section to specifically address the principal risk factors
related to doing business in the PRC, including each of the risks referenced in our
comment. In addition, as previously requested, for each of the bulleted risk factors listed in
this section, please include cross references, with page numbers, to the more detailed
discussion of these risks in the prospectus.
 Chengcai Qu
Q&K INTERNATIONAL GROUP Ltd
September 22, 2022
Page 2

      You may contact Stacie Gorman at 202-551-3585 or Maryse Mills-Apenteng at 202-551-
3457 with any questions.



                                                      Sincerely,
FirstName LastNameChengcai Qu
                                                      Division of Corporation
Finance
Comapany NameQ&K INTERNATIONAL GROUP Ltd
                                                      Office of Real Estate &
Construction
September 22, 2022 Page 2
cc:       Shuang Zhao, Esq.
FirstName LastName